9605 Scranton Road, Suite 300
San Diego, California 92121

August 15, 2018

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Joshua Shainess

Re:	Inseego Corp.
Registration Statement on Form S-3, Filed August 10, 2018
File No. 333-226753 (the “Registration Statement”)
Dear Mr. Shainess:
In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Inseego Corp. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement to 5:00 p.m. (Eastern Time) on August 17, 2018, or as soon thereafter as practicable.
It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Teri O’Brien of Paul Hastings LLP, by telephone at (858) 458-3031 or by email at teriobrien@paulhastings.com. The Company hereby authorizes Ms. O’Brien to orally modify or withdraw this request for acceleration.

Sincerely,

INSEEGO CORP.

By:	/s/ Dennis Calderon
Dennis Calderon
Corporate Secretary and Vice President of Legal Affairs

cc:    Teri O’Brien, Paul Hastings LLP